

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

Via E-mail
David A. Dye
Chief Financial Officer
Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, AL 36695

> **Re: Computer Programs and Systems, Inc.**
> **Form 10-K for the Fiscal Year December 31, 2013**
> **Filed March 12, 2014**
> **File No. 000-49796**

Dear Mr. Dye:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Stephen Krikorian

Stephen Krikorian
Accounting Branch Chief

cc: Via E-mail
       Timothy W. Gregg, Esq.
       Maynard Cooper & Gale PC